

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2014

<u>Via E-mail</u>
Ralph E. Coffman, Jr.
President and Chief Executive Officer
Poage Bankshares, Inc.
1500 Carter Avenue
Ashland, KY 41101

> **Re: Poage Bankshares, Inc.**
> **Supplemental Soliciting Materials on Schedule 14A**
> **Filed April 8, 2014**
> **File No. 001-35295**

Dear Mr. Coffman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Supplemental Soliciting Materials Filed on April 8, 2014</u>

1.   In future filings, please refrain from making statements similar to the following without providing a proper factual foundation. Support should be self-evident, disclosed in the solicitation materials, or provided to the staff on a supplemental basis. In addition, as to matters for which you do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as your opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that you express. To the extent the filing persons are unable to provide adequate support, please refrain from including such statements in future soliciting materials.

- "[y]our Board of Directors has produced over a 40% total return to stockholders since our inception as a public company...;" and

- the implication that the Stilwell Group is "attacking [the] Board of Directors and management."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David Lin, Attorney-Advisor, Office of Financial Services, at (202) 551-3552 or Geoff Kruczek, Attorney-Advisor, Office of Mergers and Acquisitions, at (202) 551-3641 with any questions. If you require further assistance, you may contact me at (202) 551-3503.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Kip A. Weissman, Esq.